                                                      May 19, 1997

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

                       Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                 The Columbia Gas System, Inc., and Subsidiaries
                           12355 Sunrise Valley Drive
                                    Suite 300
                              Reston, VA 20191-3458

                                File No. 70-8925


Gentlemen:

      In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated December 23, 1996, authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended (the "application"), the undersigned hereby certifies to the Commission that:

1.  External Short Term Financing

      During the calendar quarter ended March 31, 1997, the maximum amount of Columbia Gas System, Inc. short-term debt outstanding was $250 million.

2.  External Long Term Financing

      During the calendar quarter ended March 31, 1997, no long-term financing securities were issued by the Columbia Gas System, Inc. with the exception of cash generated from the exercise of options under the Long Term Incentive Plan, if any.

3.  Interest Rate Swaps for Existing Debt - Hedging for Anticipated Debt

      During the calendar quarter ended March 31, 1997, the Columbia Gas System, Inc. did not enter into any interest rate derivative transactions regarding existing or anticipated debt issuances.

4. The table that follows illustrates the joint applicants - declarants Intrasystem financing activity for, and as of, the calendar quarter ended March 31, 1997.


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
                                       Aggregate Amount           Money Pool Peak
                                       Under Application      Balance During Quarter

                                      Common    Long Term                                   Parent
                                      Stock        Debt      Borrowings    Investments    Guarantees
           Subsidiary                 ($000)      ($000)       ($000)        ($000)         ($000)
Columbia Gas of Kentucky, Inc.          *            *           9,903        3,850          -0-
Columbia Gas of Ohio, Inc.              *            *         204,837          -0-          -0-
Columbia Gas of Maryland, Inc.         -0-          -0-          4,804          -0-          -0-
Columbia Gas of Pennsylvania, Inc.      *            *          59,412          -0-          -0-
Commonwealth Gas Services, Inc.         *            *             *             *           -0-
Columbia Gas Transmission Corp.         *            *             *             *           -0-
Columbia Gulf Transmission Co.          *            *             *             *           -0-
Columbia Natural Resources, Inc.        *            *             *             *           -0-
Columbia Energy Services Corp.          *            *             *             *         8,210
Columbia Energy Marketing Corp.         *            *             *             *           -0-
Columbia Service Partners, Inc.         *            *             *             *           -0-
Columbia Gas System Service Corp.       *            *             *             *           -0-
Columbia Propane Corp.                  *            *             *             *           -0-
Commonwealth Propane, Inc.              *            *             *             *           -0-
TriStar Ventures Corp.                  *            *             *             *           -0-
TriStar Pedrick Limited Corp.           *            *             *             *           -0-
TriStar Pedrick General Corp.           *            *             *             *           -0-
TriStar Binghamton Limited Corp.        *            *             *             *           -0-
TriStar Binghamton General Corp.        *            *             *             *           -0-

* Reported to the Commission on Form U-6B-2


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
                                       Aggregate Amount           Money Pool Peak
                                      Under Application       Balance During Quarter
                                     Common      Long Term                                Parent
                                     Stock         Debt       Borrowings  Investments   Guarantees
           Subsidiary                ($000)       ($000)        ($000)       ($000)       ($000)
TriStar Vineland Limited Corp.         *             *            *            *              -0-
TriStar Vineland General Corp.         *             *            *            *              -0-
TriStar Rumford Limited Corp.          *             *            *            *              -0-
TriStar Fuel Cells Corp.               *             *            *            *              -0-
TVC Nine Corp.                         *             *            *            *              -0-
TVC Ten Corp.                          *             *            *            *              -0-
TriStar System, Inc.                   *             *            *            *              -0-
TriStar Capital Corp.                  *             *            *            *              -0-
Columbia Atlantic Trading Corp.        *             *            *            *              -0-
Columbia LNG Corp.                     *             *            *            *              -0-
              Total                        -0-           -0-      278,956        3,850      8,210

* Reported to the Commission on Form U-6B-2



                                            Very truly yours,

                                            The Columbia Gas System, Inc.

                                            By:   /s/ J. W. Grossman
                                                 -------------------------------
                                                  J. W. Grossman, Vice President